H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

May 6, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Branch Chief

Re:	H.B. Fuller Company

Form 10-K for Fiscal Year Ended November 30, 2013

Filed January 24, 2014

File No. 1-09225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company”, “we” or “our”) to the comments regarding the report referenced above contained in your letter to the Company dated April 9, 2014. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper copies of this letter and the exhibits to this letter by overnight courier to you and Ms. Towner and Mr. Pavot of the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.

We note on page 25 that you incurred special charges in the amounts of $45.1 million, $52.5 million, $7.5 million in fiscal years 2013, 2012, and 2011, respectively, relating to a business integration project and Forbo integration costs. Further, we note that you expect to incur additional expenses relating to this project totaling $19.9 million. In several disclosures you have demonstrated the ability to quantify the benefits of the project on consolidated and segment operating results, including costs savings from workforce reductions, facility closures, and impact on gross margin and SG&A percentages. However, your existing analysis of segment operating results does not fully inform readers about the magnitude of the special charges incurred by each segment. Consequently, there is a concern that the existing discussion and analysis of segment results may not be balanced given that the estimated costs (special charges) of the project attributable to each segment are not disclosed. Absent such clarifying disclosure,

United States Securities and Exchange Commission

May 6, 2014

a reader may reasonably understand from your prior and existing disclosures that the special charges relate almost exclusively to the EIMEA segment, in which case it appears that the sum of your special charges incurred since 2011 nearly offset the aggregate EIMEA segment operating income (which excludes special charges) you have reported between 2011 and 2014. If that understanding is not accurate then a clarifying disclosure is required in order for readers to reasonably assess the operating results of your segments. Please expand your disclosure in future filings, including Forms 10-Q, to discuss the magnitude of the special charges attributable to each segment for the periods presented. Include in your disclosure the reasons for the planned and unplanned volume losses, as well as the amount of losses incurred, due to negative impacts of the Business Integration Project you experienced in your EIMEA segment. Clarify the disclosure to also explain how you determined that the 50 basis point impact on your raw material costs (page 24) was attributable to project benefits instead of to market commodity price variances. For additional guidance, please see Section 501.12.b.2 of the Financial Reporting Codification.

The Company reports operating segment information consistent with how we organize our business internally, assess performance and make decisions regarding the allocation of resources. Our chief operating decision maker (CODM), who is the Company’s Chief Executive Officer (CEO), uses segment operating income to make these assessments and decisions. Segment operating income is defined as gross profit less selling, general and administrative (SG&A) expenses. Because this definition excludes special charges, we have not allocated special charges to the operating segments for footnote purposes nor included them in Management’s Discussion & Analysis (MD&A) of operating segment results.

Special charges consist of costs specifically associated with the Business Integration Project. These costs did not exist before the project started and will not continue after the project is complete. In our opinion, these project costs are not related to the on-going business activities of the segments. Therefore, as previously noted, we exclude these costs from our definition of segment operating income and from the financial information provided to our CODM for purposes of assessing operating segment performance and making resource allocation decisions. We believe segment operating income, which excludes the costs of the Business Integration Project, provides the best indicator of each segment’s performance and its prospects for generating future net cash flows. In addition, we feel that our segment information combined with MD&A of total Company operating results provides the reader with the best information to make informed judgments about the future performance of the overall Company.

We appreciate the concern that our current disclosure may not provide the reader with adequate information regarding the magnitude of special charges associated with each of our individual operating segments. In future filings on Form 10-K and Form 10-Q, the Company will include a table similar to the following table in MD&A regarding total Company operating results to provide detail relating to special charges by operating segment for the periods presented.

United States Securities and Exchange Commission

May 6, 2014

	Fiscal Years
($ in millions)	2013	2012	2011
Americas Adhesives	$7.9	$7.2	$—
EIMEA	36.2	41.2	1.5
Asia Pacific	0.6	3.6	—
Company-wide (not segment specific)	0.4	0.5	6.0

Special charges	$45.1	$52.5	$7.5

Special charges not assigned to a specific segment consist primarily of investment advisory, financial advisory, legal and valuation services and financing costs associated with the acquisition of the Forbo Industrial Adhesives business. These costs were incurred by the overall Company and are not specifically attributable to an individual operating segment.

The Business Integration Project activities in the EIMEA operating segment include the planned rationalization of products offered by the combined business and the transition of certain customers to alternative channels. The rationalization of products consists of both the elimination of products with similar functionality and the reduction of the number of packaging variations offered. The decline in sales volume attributable to these activities combined with the expected potential attrition of customers of the acquired Forbo Industrial Adhesives business represent the planned volume losses. The unplanned volume losses represent a smaller portion of the overall sales volume reduction associated with the Business Integration Project and were primarily due to delays in the transfer of products to new manufacturing sites. Beginning with our Form 10-Q filing for the period ending May 31, 2014, the Company will more fully describe the reasons for planned and unplanned volume losses related to Business Integration Project activities that materially affect the results reported. Given that the ultimate decision to purchase or not purchase our products and the rationale for those decisions are made by our customers, we are unable to quantify the specific amount of planned and unplanned volume losses. However, we will provide our qualitative assessment of the primary factors that most likely contributed to these volume losses.

The consolidation of the raw material purchases related to the acquired Forbo Industrial Adhesives business with our existing raw material purchase volume provided an opportunity to reduce overall raw material costs. As part of the Business Integration Project we continuously measure the raw material savings realized as a result of the integration. The incremental benefit of these savings in 2013 compared to 2012 was the basis for our statements that cost of sales as a percentage of net revenue decreased 50 basis points primarily as a result of synergies from integrating the acquired business and that raw material costs as a percentage of net revenue decreased 80 basis points from the prior year due to raw material cost synergies. We monitor the cost of our raw materials and believe that the overall market cost of the mix of raw materials that we purchased in 2013 was flat with the prior year. Thus, the reductions in raw material costs and cost of sales noted above were primarily associated with the synergies referred to in this paragraph. Beginning with our Form 10-Q filing for the period ending May 31, 2014, the Company will more fully describe the factors impacting raw materials and overall cost of sales as a percentage of net revenue.

Additionally, the Company will describe and quantify any other significant increases or decreases in revenue or expenses that, in the Company’s judgment, should be described in order to better understand the Company’s results of operations.

United States Securities and Exchange Commission

May 6, 2014

2.	Regarding your critical accounting policy disclosures on pages 50-51, we understand that goodwill and other intangible assets comprise over 50% of your equity and 25% of your total assets, and most of your goodwill and intangible assets have been allocated to the EIMEA segment. Please tell us how you determined your reporting units for goodwill according to the guidance in ASC 350-20-35-33 through 39. To the extent you are aggregating components into one reporting unit, please tell us how this complies with the guidance in ASC 350-20-35-35. In this regard, it is unclear whether there are businesses or components within the EIMEA segment that may be incurring losses or are materially under-performing. Any such known factors that create a material uncertainty over the recoverability of significant intangible assets are subject to the disclosure requirements outlined in Section 501.02 of the Financial Reporting Codification. If such conditions exist, then please also disclose in your Management’s Discussion and Analysis the specific business, competitive, market and economic factors that have had, or are expected to have a material impact on your ability to recover the carrying value of the corresponding assets. See also the guidance in Section 216 of the Financial Reporting Codification. Please note these disclosure requirements in future filings where applicable.

We have applied the guidance in ASC 350-20-35-33 through 39 to our EIMEA operating segment for purposes of determining whether it has one or more reporting units. We believe ASC 350-20-35-36 establishes the key criteria to determine whether an operating segment is comprised of one or more reporting units. ASC 350-20-35-36 provides that an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. We have applied these criteria to our EIMEA operating segment as follows:

•	ASC 205-10-20 states that a component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Based upon this definition, we have determined that our EIMEA operating segment consists of six components that represent groups of customers based upon the markets in which those customers participate.

•	ASC 350-20-35-34 provides that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Segment management, as defined in ASC 280-10-50-7, regularly reviews the operating results of the components within the EIMEA operating segment.

•	The criteria for determining whether components of an operating segment are similar are set forth in ASC 280-10-50-11. Components are determined to be similar if they have similar economic characteristics and, if the components are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities

United States Securities and Exchange Commission

May 6, 2014

The components of our EIMEA operating segment sell industrial adhesives products for various applications, including assembly, packaging, converting, nonwoven and hygiene, performance wood and textile. In fact, a substantial number of products are sold by more than one component. The products represent a full range of specialty adhesives, such as thermoplastic, thermoset, reactive, water-based and solvent-based products. The products sold by all of the EIMEA segment’s components use common formulas, raw materials and process manufacturing techniques to create bulk products. In addition, similar finishing processes are used to form and package individual products. These products are primarily sold to industrial customers for use in manufacturing or packaging common consumer and industrial goods. Finally, customers of all components purchase products through both our direct sales force or through distributors. None of our components participate in a regulated industry.

The individual components of our EIMEA operating segment share similar economic characteristics based upon the commonality of the materials and formulas used to manufacture their products and the similarity of the product applications and markets they serve. The components are economically interdependent as the operating segment is managed to optimize commercial activities and leverage product development, manufacturing and administrative costs. Specifically, the operating segment’s product development resources, activities and resulting formulas are available to all components for sale to their customers; shared procurement, manufacturing and logistics resources acquire, produce and distribute products for all components for sale to their customers; and functional personnel (e.g. finance and human resources) are shared by all of the EIMEA operating segment’s components to minimize selling, general and administrative costs. The similarities in the components’ business and their use of shared operating segment capabilities enable the individual components to generate similar long-term margins.

Applying the criteria established in ASC 280-10-50-11 above, we believe that our components are similar. Therefore, these components are required to be aggregated into a single reporting unit in accordance with the guidance provided in ASC 350-20-35-35.

Although our EIMEA operating segment consists of more than one component, we have concluded that all of the EIMEA operating segment’s components are similar and, therefore, represent a single reporting unit. Accordingly, we have determined that the EIMEA operating segment represents a single reporting unit as defined by ASC 350-20-35-33 through 39 for goodwill impairment analysis.

As noted in your comment, the majority of our goodwill and intangible assets are allocated to the EIMEA segment. Based upon our annual test for goodwill impairment performed in the fourth quarter of 2013, the calculated fair value of goodwill allocated to the EIMEA operating segment exceeded its carrying value by more than 100%. The fair value calculation included future special charges, capital expenditures and related depreciation as well as the forecasted profitability improvements to be delivered by the Business Integration Project. In addition, our fourth quarter of 2013 analysis of potential impairment of long-lived assets in

United States Securities and Exchange Commission

May 6, 2014

accordance with ASC 350-10-35-21 did not identify the occurrence of any events that would indicate the potential impairment of the intangible assets. Therefore, we determined that a material uncertainty over the recoverability of our goodwill and intangible assets did not exist and additional disclosure was unnecessary.

3.	Tell us how you determined your operating segments according to the guidance in ASC 280-10-50-1 through 9. Please provide us with copies of the reports, and any other information, provided to your CODM during the three years ended November 30, 2013, in order to make resource allocation decisions for, and assess performance of, your operating segments. Interim reports need not be provided if the corresponding annual reports contain the same details.

We have applied the guidance provided in ASC 280-10-50-1 through 9 to determine our operating segments. Specifically, we reviewed the definition of an operating segment and evaluated the characteristics established in ASC 280-10-50-1 to our businesses to determine our segments. ASC 280-10-50-1 provides that an operating segment is required to have all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses, (b) its operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance and (c) its discrete financial information is available. The key factor in determining our operating segments was the characteristic described in clause (b) above (i.e. the level at which our CODM assesses the performance of, and makes resource allocation decisions about our business). Our operating segments also have the characteristics described in clause (a) and (c) above (i.e. they engage in business activities from which revenues are generated and expenses are incurred and have discrete financial information available).

Our CODM is the Company’s CEO based upon the criteria established in ASC 280-10-50-5. As CODM, our CEO assesses the performance of, and makes resource allocation decisions relating to, our operating segments.

Applying the above criteria, our operating segments as of the end of 2012 consisted of North America Adhesives, Latin America Adhesives, EIMEA, Asia Pacific and Construction Products.

In 2013, our Vice President, Americas Adhesives was promoted to be Senior Vice President, Americas Adhesives with responsibility for the business results of both our North America and Latin America businesses. With this promotion, our CODM assessed his organization and determined that beginning with the fourth quarter of 2013, he would no longer participate in the allocation of resources or assess the performance of our North America Adhesives and our Latin America Adhesives businesses separately. Instead the Senior Vice President, Americas Adhesives would be fully responsible for the combined activities of these businesses. As a result of the CEO’s decision to change how he managed the Company, we determined that the North America Adhesives and Latin America Adhesives operating segments had been combined and that our operating segments as of the fourth quarter of 2013 had been reduced to four segments: Americas Adhesives, EIMEA, Asia Pacific and Construction Products.

United States Securities and Exchange Commission

May 6, 2014

As of the beginning of 2014, the Americas Adhesives segment has a single budget versus the aggregation of two operating segment budgets and the Senior Vice President, Americas Adhesives incentive compensation targets consist of single measures for the combined Americas Adhesives segment. We believe that these changes further support our assessment that Americas Adhesives is a single operating segment rather than two operating segments operated by the same individual.

It is important to note that as a result of the divestiture of our Latin America Paints business in the third quarter of 2012, our operating segments were reduced from six segments to five segments. Our operating segments at the end of 2012 included North America Adhesives, Latin America Adhesives, EIMEA, Asia Pacific and Construction Products.

In response to your request to provide copies of the reports, and other information, provided to our CODM for the three years ended November 30, 2013 to make resource allocation decisions for, and assess the performance of, our operating segments, please see the exhibits listed in the supplemental information section below.

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Supplemental Information

We are submitting as supplemental information (the “Supplemental Information”) paper copies of the following reports and other information referred to in our response to comment 3. above:

Exhibit Description

1.	Copies of the periodic financial reports provided to the CODM to make resource allocation decisions for, and assess the performance of, our operating segments for the three years ended November 30, 2013.

2.	Copies of the documents used by the CODM in determining operating segment performance targets and resource allocations for fiscal years 2011, 2012, 2013 and 2014.

The Company hereby requests that the Supplemental Information be returned to the Company promptly after Staff review under Rule 12b-4 of the Securities Exchange Act of 1934. In addition, the Company hereby requests confidential treatment of the Supplemental Information pursuant to Rule 83 under the Freedom of Information Act.

United States Securities and Exchange Commission

May 6, 2014

The Company believes that the request for return of the Supplemental Information under Rule 12b-4 is consistent with the protection of investors and the provisions of the Freedom of Information Act. The Supplemental Information has been omitted from the Company’s filing on EDGAR and is being provided separately to the Staff. Please return the Supplemental Information in the enclosed, prepaid overnight delivery envelope when you have completed your review.

In connection with the Company’s confidential treatment request of the Supplemental Information pursuant to Rule 83 under the Freedom of Information Act, the Company has filed a separate letter with the office of Freedom of Information and Privacy Act Operations.

*   *   *   *   *

If you have any questions or require any additional information with respect to our responses to the Staff’s comments, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867. If you have any questions regarding our confidential treatment request, please contact Mr. Keenan by telephone at the above number, by fax at (651) 355 9376 or by email at tim.keenan@hbfuller.com.

Very truly yours,

/s/ James R. Giertz

James R. Giertz

Executive Vice President and Chief Financial Officer

cc:	Tracie Towner & Alfred Pavot, Securities and Exchange Commission

Mr. Travis Rabe, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. Robert J. Martsching, Vice Pres., Corp. Controller